

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2006


Henry Fong
Chief Executive Officer
Inhibiton Therapeutics, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

> **Re:    Inhibiton Therapeutics, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed February 24, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31,**
> **2005, and October 31, 2005**
> **Filed May 16, 2005, September 21, 2005 and December 21, 2005**
> **Response Letter Dated April 28, 2006**
> **File No. 333-57946**

Dear Mr. Henry Fong

        We have reviewed your filings and response letter and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.      We note your response to prior comment one. As previously requested, submit your amended Form 10-KSB including your auditor's revised report which includes the audit firm name that is registered with the PCAOB in the signature line.

Mr. Henry Fong
Inhibiton Therapeutics, Inc.
May 15, 2006
Page 2


Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

2.      We note your response to prior comment two indicating that the embedded
        derivative liability will be valued and bifurcated from the debt host contract and
        presented separately on you balance sheet.  We are unable to conclude on your
        proposed resolution as you have not submitted your amended Forms10-QSB as
        previously requested. Additionally, we remain unclear how you concluded that
        your convertible debt qualified as conventional convertible at June 20, 2005, as
        the facts and circumstances describing this event did not accompany your
        response.  Please address the following:

        •   Submit your amended Forms 10-QSB and expand your proposed disclosure,
            as set-forth in your response to prior comment five, to address the facts and
            circumstances qualifying your embedded conversion feature as conventional
            convertible.

        •   Provide the appropriate restatement disclosures as required under APB 20.

        •   Expand your disclosures to clearly describe your accounting policy regarding
            the application of SFAS 133 and EITF 00-19 to the embedded conversion
            options.

        •   In the event you conclude that your embedded conversion option is
            conventional convertible describe the effects of EITF 98-5 and EITF 00-27, if
            any, and quantify any associated beneficial conversion feature.

3.      We note your response to prior comment three suggesting that because your
        common shares subject to the guaranteed minimum value of $250,000 meet the
        permanent equity qualification under paragraph 16 of EITF 00-19 all other
        requirements in paragraphs 12-32 of EITF 00-19 would be satisfied regarding
        permanent equity classification. We are unable to agree with your conclusion as
        your analysis does not appear to have addressed the other requirements set-forth
        in paragraphs 12-32 of EITF 00-19 which must be satisfied in order for you to
        conclude that you have met the scope exception under paragraph 11(a) of SFAS
        133.  As such, we reissue prior comment 3 in full. Please provide us with your
        paragraph by paragraph analysis supporting permanent equity qualification under
        EITF 00-19 or otherwise advise.

4.      We note your response to prior comment four indicating that you have no
        warrants outstanding "at this time" which we presume is the date of your response
        letter.  As previously requested, confirm whether you have any non-employee
        warrants or options exercisable for the period in which your convertible debt has

Mr. Henry Fong
Inhibiton Therapeutics, Inc.
May 15, 2006
Page 3

been outstanding and tell us how you have considered paragraph 24 of EITF 00-19.

Item 3, Controls and Procedures, page F-9

5.      We note your response to prior comment six indicating you will include the appropriate revisions to your control procedures in an amendment. As previously requested, submit your amendments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief